[DESIGNS, INC. LOGO]

                             FOR IMMEDIATE RELEASE

For Information, Contact:

               Shareholder Information Line
               1-888-DESI-333

               Carolyn Faulkner, Chief Financial Officer
               Designs, Inc.
               617-444-7222

           DESIGNS, INC. ANNOUNCES RETURN TO BRANDS AND PRIVATE LABEL
                              OVERHEAD REDUCTIONS

(Needham, MA., June 10, 1997) -- Designs, Inc. (NASDAQ: DESI), operator of specialty retail apparel stores, today announced a series of strategic and overhead reduction initiatives associated with a refocused business strategy. These initiatives are intended to result in overhead savings of approximately $1.5 million in 1997 (exclusive of severance, benefits, and other related costs) and at least $3.0 million in 1998.

REFOCUSED BRAND STRATEGY. The Company will refocus the product mix in its Designs and Boston Trading Co.(SM) stores to one focused on Levi Strauss & Co. and other brand name apparel and accessories.

Joel H. Reichman, Chief Executive Officer said: "We are going back to basics by returning to our core competency of operating specialty retail stores featuring Levi's(R), Dockers(R) and other name brands and will use private label only to fill voids in key product categories not covered by these brands".

The Company plans to increase the mix of Levi's(R), Dockers(R) and other name brands in its Designs stores to approximately 70% beginning with the Back to School selling season. The Company will also shift the product mix in the Boston Trading Co.(SM) stores by immediately increasing the quantity of Levi Strauss & Co. and other brand name products in these stores and plans to greatly reduce the amount of private label merchandise in these stores for 1998. The Company has already started to increase the percentage of Levi Strauss & Co brand products in these stores and is meeting with other name brands whose apparel and accessories will complete its branded casual apparel strategy. The Company's reduced private label requirements will come from open market purchases of selected items that will carry the Boston Traders(R) label.

CLOSING OF NEW YORK PRODUCT DEVELOPMENT OFFICE AND HEADCOUNT FREEZE. In connection with this refocused strategy the Company will close its New York private label product development office and eliminate all headcount associated with that office. The Company has also instituted a headcount freeze in its home office and does not intend to replace open home office positions through the balance of 1997.

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OTHER EXPENSE IMPROVEMENTS.  The Company has substantially reduced planned capital expenditures for the balance of 1997 and is reducing previously planned expenses in a number of other areas including advertising, travel, sampling and professional services. In addition, three members of the Company's senior executive team have refused salary increases for 1997.

In announcing these initiatives, Joel H. Reichman, Chief Executive Officer, also said "we have conducted a strategic review of all operating areas with our management team and have identified areas in which we can reduce costs
without affecting our customer service standards.   With these actions, we
are returning to our brand name roots and plan to use the cash generated by these overhead reductions to increase our branded businesses. We will continue our strong commitment to the Levi's(R) and Dockers(R) brands and look forward to continuing our long standing excellent relationship with Levi Strauss & Co."

INVENTORY. The Company is currently reviewing the impact of this refocused strategy on its current and on order Boston Traders(R) inventory. Private label purchase commitments from July 1997 through January of 1998 of $12.9 million at cost are approximately 27 percent lower than the $17.6 million at cost private label inventory commitment during the same period last year. Based upon the performance to date of its private label merchandise, the Company anticipates increased markdown activity during the remainder of 1997 in connection with the sale of excess inventory. At the end of the first quarter of fiscal 1997, the Company had approximately $15 million in private label inventory.

Reichman added: "this new focus will allow us to leverage our 20 years of experience in operating branded specialty retail stores with the goal of increasing our sales and profits, increasing our cash position and enhancing long term shareholder value."

Designs, Inc. operates 154 stores in five retail formats: 43 "Designs" stores, 58 "Levi's(R) Outlet by Designs" stores, 26 "Boston Traders(R) Outlet" stores, and five "Boston Trading Co.(SM)" stores. A joint venture between subsidiaries of Designs, Inc. and Levi's Only Stores, Inc., a wholly-owned subsidiary of Levi Strauss & Co., operates 11 "Original Levi's(R) Stores(TM)" and 11 "Levi's(R) Outlet" stores.

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